SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated March 1, 2012

(Commission File No. 1-13202)

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia stock exchange release dated February 22, 2012: Changes in Nokia Corporation’s own shares

Nokia Siemens Network press release dated February 27, 2012: Closing of the transaction to transfer responsibility for the Norwegian nationwide TETRA Nodnett project to Motorola Solutions, Inc. completed

STOCK EXCHANGE RELEASE
February 22, 2012

Changes in Nokia Corporation’s own shares

Nokia Corporation

Stock exchange release

February 22, 2012 at 16.30 (CET +1)

Espoo, Finland - Based on previously announced decisions of the Board of Directors to issue shares held by the Company, 658 856  Nokia shares (NOK1V) held by the Company were today transferred to participants of Nokia’s equity-based incentive plans as settlement in accordance with the plan rules.

About Nokia

Nokia is a global leader in mobile communications whose products have become an integral part of the lives of people around the world. Every day, more than 1.3 billion people use their Nokia to capture and share experiences, access information, find their way or simply to speak to one another. Nokia’s technological and design innovations have made its brand one of the most recognized in the world. For more information, visit http://www.nokia.com/about-nokia.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

www.nokia.com

Press Release

Espoo, Finland – February 27, 2012

Closing of the transaction to transfer responsibility for the Norwegian nationwide TETRA Nødnett project to Motorola Solutions, Inc. completed

Nokia Siemens Networks and Motorola Solutions, a leading provider of mission-critical communications solutions, have completed the transaction to transfer responsibility for the Norwegian nationwide TETRA Nødnett project including the transfer of 25 employees from Nokia Siemens Networks in Norway to Motorola Solutions.

The signing of the agreement to transfer responsibility for the Nødnett project including associated employees was announced earlier this year on January 11.

All regulatory approvals, including Norwegian government approval, have been obtained, and Motorola Solutions has assumed responsibility for the continued roll out, implementation and operation of the nationwide Nødnett network for Norway’s public safety agencies with immediate effect.

About Nokia Siemens Networks

Nokia Siemens Networks is the world’s specialist in mobile broadband. From the first ever call on GSM, to the first call on LTE, we operate at the forefront of each generation of mobile technology. Our global experts invent the new capabilities our customers need in their networks. We provide the world’s most efficient mobile networks, the intelligence to maximize the value of those networks, and the services to make it all work seamlessly.

With headquarters in Espoo, Finland, we operate in over 150 countries and had net sales of over 14 billion euros in 2011. http://www.nokiasiemensnetworks.com

Media Enquiries

Nokia Siemens Networks

Media Relations

Phone: +358 7180 31451

e-mail: mediarelations@nsn.com

Nokia Siemens Networks

Media Relations

PO Box 1

FI-02022 Nokia Siemens Networks

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 1, 2012			Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Director, Corporate Legal